Exhibit 99.7

NICE Named a Leader In 2023 Frost & Sullivan Asia Pacific Cloud Contact Center Report

NICE’s complete, AI-powered cloud contact center solutions portfolio shines in Frost & Sullivan analysis of
Growth and Innovation

Hoboken, N.J., August 24, 2023 – NICE (Nasdaq: NICE) was announced today as a leader in growth performance and commitment to innovation in Frost & Sullivan’s Asia Pacific Cloud Contact Center Report for 2023. In a field of more than 50 global industry participants, Frost & Sullivan independently plotted the top 17 companies in this Frost Radar™ analysis. NICE was recognized for longevity of offering, consistent and increasing growth, strong go-to-market strategies, and significant investment in key trend areas, such as incorporating AI across its platforms. NICE embeds advanced AI into its CXone platform and is building agility through agent empowerment, digital engagement, real-time interaction management, and self-service.

NICE has made significant advancements in AI, harnessing it to understand customer data and build orchestrated customer journey experiences. Its ongoing commitment to AI innovation and process automation drives NICE to regularly enhance its offerings, delivering differentiated customer experience that extends well beyond the contact center.

“NICE has become a formidable industry player with one of the broadest portfolios, powered by its strength in WFO, acquisition of key contact center companies, and investment in AI technologies,” said Sherrel Sonia Roche, Industry Principal, ICT Research, Frost & Sullivan. “The company was an early adopter of AI technologies and has continued to infuse these capabilities across its portfolio. The company designed a forward-looking technology strategy exhibited through its initiatives in AI, WFO, integration tools, and a digital-first approach.”

APAC is a key component of NICE’s global expansion strategy. NICE CXone’s cloud contact center platform experienced growth in Australia, New Zealand, UAE, Singapore, and India driven by rising demand for AI technology, WFO, digital channel and self-service capabilities, and pent-up demand from the local government, utilities, and education verticals.

Darren Rushworth, President, NICE International, said, “Innovation is central to everything NICE pursues. We are honored by Frost & Sullivan’s recognition of this deeply engrained commitment. NICE continues to advance its AI position, using our purpose-built AI engine, Enlighten, to power next-level customer experience across the globe.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.